August 12, 2016
VIA EDGAR
Daniel L. Gordon, Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extra Space Storage Inc.
Form 10-K for the year ended December 31, 2015
Filed on February 29, 2016
File No. 001-32269

Form 8-K
Filed July 27, 2016
File No. 001-32269
Dear Mr. Gordon:

Extra Space Storage Inc. (the "Company," "we," "us" and "our") submits this letter in response to the Staff’s comment letter dated August 8, 2016. For your convenience, we have set forth the Staff’s comment and the Company’s response for each item below.
The Company acknowledges the following in regard to its filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations, page 43

1)
We note that your reconciliation to Funds from operations attributable to common stockholders begins with Net income attributable to common stockholders. However, the reconciliation adds back income allocated to Operating Partnership noncontrolling interests. It appears that your FFO measure represents FFO on a company-wide basis. Please clarify and/or revise your presentation and labeling of the measure in future filings to adequately reflect what is being presented.

Company Response:
We acknowledge the Staff’s comment and confirm that to more clearly define the FFO measure, we will relabel the total line to be “Funds from operations attributable to common stockholders and unit holders.”
Same-Store Results, page 43

2)
Please tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of same-store net operating income. This comment should also be applied to the same-store presentation within your quarterly earnings release.

Company Response:
We acknowledge the Staff’s comment and confirm that in future filings, we will update the disclosures, including by providing reconciliation of same-store net operating income to the most directly comparable GAAP measure, to comply with the disclosures required by Item 10(e) of Regulation S-K.
Form 8-K filed July 27, 2016

Exhibit 99.1

3)
We note that in your quarterly earnings release you focus on key non-GAAP financial measures more prominently than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). Please review this guidance when preparing your next earnings release.

Company Response:
We acknowledge the Staff’s comment and confirm that we will review the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (including specifically Question 102.10) and update our disclosures accordingly in preparing our future earnings releases.
We appreciate the time that you have taken to review our filings. If you have any questions regarding the foregoing responses, please contact me at (801) 365-4482.
Sincerely,

P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP